UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MAIA BIOTECHNOLOGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

552641 102

(CUSIP Number)

STAN V. SMITH

1165 North Clark Street, Suite 600

Chicago, IL 60610

Telephone: (312) 943-1551

With a copy to:

Richard A. Friedman, Esq.

Greg Carney, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, New York 10112

(212) 653-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS The Stan V. Smith Trust Dated 1993
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION IL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,547,933 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,547,933 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,933 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.32%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Represents 1,005,060 shares of common stock, $0.0001 par value per share (the “Common Stock”), of MAIA Biotechnology, Inc., a Delaware corporation (the “Company”) and 542,873 shares of Common Stock issuable upon the conversion of options and warrants exercisable within 60 days of the date hereof, for an aggregate beneficial ownership total of 1,547,933 shares of Common Stock.

(2)

Based on 24,509,687 shares of Common Stock outstanding as of September 30, 2024, calculated by adding (i) the 23,966,814 shares of Common Stock outstanding as of September 30, 2024 according to the Company’s records and (ii) the 542,873 shares of Common Stock beneficially owned by The Stan V. Smith Trust Dated 1993, which are issuable upon the conversion of options and warrants exercisable within 60 days of the date hereof.

1	NAME OF REPORTING PERSON Stan V. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,547,933 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,547,933 (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,933 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.32%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Stan V. Smith, as trustee of The Stan V. Smith Trust Dated 1993, may be deemed to be the beneficial owner of securities held by The Stan V. Smith Trust Dated 1993.
(2)

Represents 1,005,060 shares of Common Stock of the Company and 542,873 shares of Common Stock issuable upon the conversion of options and warrants exercisable within 60 days of the date hereof, for an aggregate beneficial ownership total of 1,547,933 shares of Common Stock.

(3)

Based on 24,509,687 shares of Common Stock outstanding as of September 30, 2024, calculated by adding (i) the 23,966,814 shares of Common Stock outstanding as of September 30, 2024 according to the Company’s records and (ii) the 542,873 shares of Common Stock beneficially owned by The Stan V. Smith Trust Dated 1993, which are issuable upon the conversion of options and warrants exercisable within 60 days of the date hereof.

This Amendment No. 1 on Schedule 13D (this “Schedule 13D”) relates to the Issuer’s Common Stock and amends and further supplements the Schedule 13D originally filed on August 10, 2022 (as amended from time to time, the “Statement”) by Stan V. Smith and The Stan V. Smith Trust Dated 1993 (collectively, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D to report the purchase by the Reporting Persons of additional shares of Common Stock as disclosed in Items 3 and 5 below. Except as expressly set forth herein, there have been no changes to the Statement. Except as otherwise indicated, capitalized terms used and not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

This Statement is filed by (i) The Stan V. Smith Trust Dated 1993, and (ii) Stan V. Smith as Trustee of The Stan V. Smith Trust Dated 1993.

Stan V. Smith is an independent director of the Company. The principal business address of Stan V. Smith is 1165 North Clark Street, Suite 600, Chicago, IL 60610. Stan V. Smith’s principal business is serving as the President of Smith Economics Group, Ltd. Stan V. Smith is a citizen of the United States of America.

The principal business address of The Stan V. Smith Trust Dated 1993 is c/o Stan V. Smith, as Trustee, at 1165 North Clark Street, Suite 600, Chicago, IL 60610. The Stan V. Smith Trust Dated 1993 does not conduct any business. The Stan V. Smith Trust Dated 1993 was formed in the State of Illinois.

The foregoing persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 27, 2023, The Stan V. Smith Trust Dated 1993 purchased 133,300 shares of Common Stock in the Company’s follow-on offering for a total cost of approximately $299,925. On March 14, 2024, The Stan V. Smith Trust Dated 1993 purchased 170,940 shares of Common Stock and 170,940 warrants to purchase Common Stock for a total cost of approximately $200,000. On April 25, 2024, The Stan V. Smith Trust Dated 1993 purchased 147,492 shares of Common Stock and 147,492 warrants to purchase Common Stock for a total cost of approximately $300,000. The source of the funds was the personal funds of Stan V. Smith which were gifted to The Stan V. Smith Trust Dated 1993. Stan V. Smith, as trustee of The Stan V. Smith Trust Dated 1993, may be deemed to be the beneficial owner of securities held by The Stan V. Smith Trust Dated 1993.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional Common Stock or dispose of some or all of the Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	See responses to Items 11 and 13 on the cover page.

(b)	See responses to Items 7, 8, 9 and 10 on the cover page.

(c)

On September 30, 2024, The Stan V. Smith Trust Dated 1993 was granted 9,040 fully vested stock options pursuant to the Company’s 2021 Equity Incentive Plan. The options expire on September 30, 2034 and have an exercise price of $2.81. Stan V. Smith, as trustee of The Stan V. Smith Trust Dated 1993, may be deemed to be the beneficial owner of securities held by The Stan V. Smith Trust Dated 1993.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described under Items 3, 4 and 5 and as set out in Item 6, to the best knowledge of the Reporting Persons’, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: October 25, 2024

The Stan V. Smith Trust Dated 1993

/s/ Stan V. Smith, as Trustee
Stan V. Smith, as Trustee

Stan V. Smith

/s/ Stan V. Smith
Stan V. Smith